June 24, 2005

VIA EDGAR
AND FACSIMILE

United States Securities and Exchange Commission
Mail Stop 0405
450 5th Street N. W.
Washington, D.C. 20549

Attn:    Mellissa Campbell Duru
         Division of Corporation Finance

Re:      Natural Gas Services Group, Inc.
         Registration Statement on Form S-3
         File No. 333-122687

Dear Ms. Duru:

         This letter is being provided on behalf of Natural Gas Services Group, Inc. (the "Company") in connection with the Staff's comment letter dated June 3, 2005, regarding the above-referenced Registration Statement. As we discussed on June 23, 2005, the Company sets forth in this letter its proposed changes for your review and approval prior to filing amendments to the Company's Registration Statement on Form S-3 and Reports on Forms 10-KSB and 10-QSB. We have been authorized to provide the responses below to the Staff's comment letter.


Comment
-------

1. Incorporation of Documents by Reference, page 2. Please amend the disclosure in this section so that it includes a reference to the Form 10-KSB/A for the fiscal year ended December 31, 2004 that was filed on May 4, 2005.

RESPONSE
--------

         The Company will add the reference requested by the Staff. In addition, the Company will also reference the amendments to the Forms 10-KSB and 10-QSB to be filed in connection with the Staff's comment #3.

United States Securities and Exchange Commission
Attn: Mellissa Campbell Duru
June 24, 2005
Page 2



Comment
-------

2. We reissue our prior comment 3. Please confirm whether Mr. Gurley acquired the securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that Mr. Gurley is an underwriter.

RESPONSE
--------

         We confirm that Mr. Gurley acquired the securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities.

             Form 10-KSB for the fiscal year ended December 31, 2004
                 Form 10-QSB for the period ended March 31, 2005

Comment
-------

3. Controls and Procedures, page 31 (of Form 10-K). Please amend your disclosures regarding disclosure controls and procedures to address the following issues. Refer to Regulation S-B, Rule 307, and Release 33-8238.

         o        Clearly  disclose the conclusions of your principal  executive
                  and  principal  financial  officers,   or  persons  performing
                  similar functions. In this regard:

                  o We note that your disclosure refers to the participation of your "chief executive officer" and your "principal accounting officer." It is necessary for your officers to provide conclusions rather than to only participate in the evaluation.

                  o Additionally, it appears to us that your chief financial officer, who signed a certification in compliance with Section 302 of the Sarbanes-Oxley Act, rather than your principal accounting officer, is the appropriate principal financial officer to provide a conclusion along with your principal executive officer.

         o Your disclosure reads, "... we have evaluated the effectiveness of our disclosures controls and procedures..." and "They have concluded that these disclosures provide reasonable assurance..." In this regard:

United States Securities and Exchange Commission
Attn: Mellissa Campbell Duru
June 24, 2005
Page 3


                  o It is necessary to disclose whether your principal executive and principal financial officers concluded that your disclosure controls and procedures were effective or were not effective. Please amend your filing to clearly indicate as such, rather than discussing whether your controls provide reasonable assurance. In so doing, please be careful to refer specifically to your officers rather than to "we" or "they."

         o If you choose to elaborate regarding the definition of "disclosure controls and procedures," please be certain to include all of the components of the definition. Alternatively, you may wish to simply refer to the definition found at Rule 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934, as amended.


RESPONSE
--------

         The Company proposes to revise Item 8A, Controls and Procedures, in its Report on Form 10-KSB for the year ended December 31, 2004, as follows:

         Under the supervision and with the participation of certain members of Natural Gas' management, the chief executive officer and the chief financial officer evaluated the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of Natural Gas Services Group, Inc. as of December 31, 2004. Based on this evaluation, the chief executive officer and chief financial officer concluded that Natural Gas' disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed by Natural Gas Services Group, Inc. in the reports that it files under the Exchange Act is collected, processed and disclosed within the time periods specified in the Commission's rules and forms.

         There have been no significant changes in Natural Gas' internal controls or in other factors that could significantly affect Natural Gas' internal controls subsequent to the date of the most recent evaluation made by the chief executive officer and chief financial officer.

         The Company proposes to revise Item 3, Controls and Procedures, in its Report on Form 10-QSB for the period ended March 31, 2005, as follows:

(a)      Evaluation of disclosure controls and procedures.

         Under the supervision and with the participation of certain members of Natural Gas' management, the chief executive officer and the chief financial officer evaluated the effectiveness of the design and operation of the

United States Securities and Exchange Commission
Attn: Mellissa Campbell Duru
June 24, 2005
Page 4


disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of Natural Gas Services Group, Inc. as of the end of the period covered by this report. Based on this evaluation, the chief executive officer and chief financial officer concluded that, as of the end of the period covered by this report, Natural Gas' disclosure controls and procedures were effective to ensure that information required to be disclosed by Natural Gas Services Group, Inc. in the reports that it files under the Exchange Act is collected, processed and disclosed within the time periods specified n the Commission's rules and forms.

(b)      Changes in internal controls.

         There were no changes in Natural Gas' internal controls during the period covered by this report that have materially affected or are reasonably likely to materially affect Natural Gas' internal controls over financial reporting. In addition, to the knowledge of the chief executive officer and chief financial officer there were no changes in other factors that could significantly affect these controls subsequent to the date of the most recent evaluation made by the chief executive officer and chief financial officer.

         Please let me know at your earliest convenience your comments to this letter.

                                                        Very truly yours,

                                                         /s/ David A. Thayer
                                                        David A. Thayer
                                                        JACKSON KELLY PLLC

cc:      Earl R. Wait, CFO, Natural Gas Services Group, Inc.